Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 JUN 24 AM 11:12

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	24 June, 2002
SUBJECT:	US$400 million Unsecured Senior Subordinated Notes Issue
No of Pages:	3 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

02042074

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

SUPPL

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

dlw 6/24

Attachs.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

24 June 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

US$400 million Unsecured Senior Subordinated Notes Issue

On 18 June 2002 we announced that Burns Philp & Company Limited, and certain of its subsidiaries, entered into an agreement to sell US $400 Senior Subordinated Notes due 2012 (*Notes Issue)*.

Settlement of the Notes Issue took place on Friday 21 June (New York time). The net proceeds of the Notes Issue have been received by the issuer of the Notes, Burns Philp Capital Pty Limited.

The Notes are unsecured senior subordinated obligations of Burns Philp Capital Pty Limited, and are fully and unconditionally guaranteed on an unsecured senior subordinated basis by Burns Philp & Company Limited and certain of its existing and future subsidiaries.

The Notes were offered only to qualified institutional buyers in the United States, pursuant to Rule 144A of the United States Federal Securities Act of 1933 as amended and outside the United States pursuant to Regulation S under the Securities Act.

The Notes initially will not be registered under the Securities Act and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. It is anticipated that a registration statement will be filed under the Securities Act to permit exchange of the Notes for registered Notes.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy the Notes or any securities issuable upon exchange of the Notes in the United States or any other jurisdiction.

The information contained herein does not constitute an offer of securities of Burns Philp Capital Pty Limited, or of Burns, Philp & Company Limited or any of its subsidiaries for sale in the United States. Securities of such entities may not be offered or sold in the United States absent

registration or an exemption from registration. Any public offering of such securities in the United States will be made by means of a prospectus that may be obtained from Burns, Philp & Company Limited and will contain detailed information about Burns, Philp & Company Limited and its management, as well as financial statements.

Yours faithfully

HELEN GOLDING
Company Secretary